Exhibit 99.1

LexinFintech Holdings Ltd. Reports Third Quarter 2023

Unaudited Financial Results

SHENZHEN, China, November 22, 2023 (GLOBE NEWSWIRE) -- LexinFintech Holdings Ltd. (“Lexin” or the “Company”) (NASDAQ: LX), a leading technology-empowered personal financial service enabler in China, today announced its unaudited financial results for the quarter ended September 30, 2023.

“Lexin reported total loan originations of RMB63.3 billion for the third quarter of 2023, achieving a year-over-year increase of 12.7%. Cumulatively, our growth for the first three quarters stands at 26.7%. The outstanding loan balance reached RMB121 billion, reflecting an increase of 27.7% compared to last year,” said Jay Wenjie Xiao, Chairman and CEO of Lexin. “The consistent delivery of strong quarterly results this year reinforces our confidence in meeting the loan origination target we set earlier. Despite the sluggish macroeconomic recovery and tepid consumer spending, it is noteworthy that we have sustained momentum since the first-quarter trough in 2022.”

“In the past quarter, we continued to focus on our core strategies: enhancing risk management capabilities, attracting higher-quality customer cohorts, refining operations, and implementing cost-effective initiatives. These efforts have yielded in an improved customer base, increased user acquisition efficiency, an optimized funding structure, and a refined portfolio tenure structure.”

“Looking forward, we remain vigilant and are taking all necessary measures to safeguard our asset quality. We continue to be committed to prudently balancing growth with risks and cautiously navigating uncertainties. At the same time, we are pivoting by steadfastly pursuing our strategic goals,” added Mr. Xiao.

“Our financial results for the third quarter were robust, keeping us on a path of recovery and growth,” stated James Zheng, CFO of Lexin. “Total operating revenue was RMB3.5 billion, marking a substantial increase of 30.4% year-over-year and 14.8% quarter-on-quarter. Net profit ascended to RMB371 million, registering a rise of 34.4% over the previous year and 4.2% from the last quarter. The net profit margin edged up to 10.6%, from 10.2% in the third quarter of 2022. This profitability boost springs from the enhanced control over the early repayment behaviors, leading to an improvement in our revenue take rate. Moreover, despite the allocation of additional provisions in line with our prudent approach, factors like reduced funding costs, more effective customer acquisition strategies, a higher-quality customer base, and ongoing implementation of cost-efficiency measures have all played a part in enhancing the profitability this quarter.”

Third Quarter 2023 Operational Highlights:

User Base

•
Total number of registered users reached 204 million as of September 30, 2023, representing an increase of 11.3% from 184 million as of September 30, 2022, and users with credit lines reached 41.6 million as of September 30, 2023, up by 5.3% from 39.5 million as of September 30, 2022.
•
Number of active users1 who used our loan products in the third quarter of 2023 was 4.9 million, representing a decrease of 13.6% from 5.6 million in the third quarter of 2022.
•
Number of cumulative borrowers with successful drawdown was 30.9 million as of September 30, 2023, an increase of 5.8% from 29.2 million as of September 30, 2022.

Loan Facilitation Business

•
As of September 30, 2023, we cumulatively originated RMB1,050.7 billion in loans, an increase of 30.1% from RMB807.5 billion a year ago.
•
Total loan originations2 in the third quarter of 2023 was RMB63.3 billion, an increase of 12.7% from RMB56.2 billion in the third quarter of 2022.
•
Total outstanding principal balance of loans2 reached RMB121 billion as of September 30, 2023, representing an increase of 27.7% from RMB94.6 billion as of September 30, 2022.

Credit Performance

•
90 day+ delinquency ratio was 2.67% as of September 30, 2023, as compared with 2.59% as of June 30, 2023.
•
First payment default rate (30 day+) for new loan originations was below 1% as of September 30, 2023.

Tech-empowerment Service

•
For the third quarter of 2023, we served over 90 business customers with our tech-empowerment service.
•
In the third quarter of 2023, the business customer retention rate3 of our tech-empowerment service was over 85%.

Installment E-commerce Platform Service

•
GMV4 in the third quarter of 2023 for our installment e-commerce platform service was RMB1,381 million, representing an increase of 12.8% from RMB1,224 million in the third quarter of 2022.
•
In the third quarter of 2023, our installment e-commerce platform service served over 400,000 users and 400 merchants.

Other Operational Highlights

•
The weighted average tenor of loans originated on our platform in the third quarter of 2023 was approximately 13.1 months, as compared with 13.8 months in the third quarter of 2022.
•
Repeated borrowers’ contribution5 of loans across our platform for the third quarter of 2023 was 90.1%.

Third Quarter 2023 Financial Highlights:

•
Total operating revenue was RMB3,509 million, representing an increase of 30.4% from the third quarter of 2022.
•
Credit facilitation service income was RMB2,686 million, representing an increase of 61.2% from the third quarter of 2022. Tech-empowerment service income was RMB454 million, representing a decrease of 9.2% from the third quarter of 2022. Installment e-commerce platform service income was RMB369 million, representing a decrease of 29.6% from the third quarter of 2022.
•
Net income attributable to ordinary shareholders of the Company was RMB371 million, representing an increase of 34.5% from the third quarter of 2022. Net income per ADS attributable to ordinary shareholders of the Company was RMB2.20 on a fully diluted basis.
•
Adjusted net income attributable to ordinary shareholders of the Company6 was RMB417 million, representing an increase of 26.2% from the third quarter of 2022. Adjusted net income per ADS attributable to ordinary shareholders of the Company6 was RMB2.35 on a fully diluted basis.

__________________________

1.
Active users refer to, for a specified period, users who made at least one transaction during that period through our platform or through our third-party partners’ platforms using the credit line granted by us.
2.
Originations of loans and outstanding principal balance represent the origination and outstanding principal balance of both on- and off-balance sheet loans.
3.
Customer retention rate refers to the number of financial institution customers and partners who repurchase our service in the current quarter as a percentage of the total number of financial institution customers and partners in the preceding quarter.
4.
GMV refers to the total value of transactions completed for products purchased on our e-commerce and Maiya channel, net of returns.
5.
Repeated borrowers contribution’ for a given period refers to the principal amount of loans borrowed during that period by borrowers who had previously made at least one successful drawdown as a percentage of the total loan facilitation and origination volume through our platform during that period.
6.
Adjusted net income attributable to ordinary shareholders of the Company, adjusted net income per ordinary share and per ADS attributable to ordinary shareholders of the Company are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures Statement” and the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Third Quarter 2023 Financial Results:

Operating revenue increased by 30.4% from RMB2,690 million in the third quarter of 2022 to RMB3,509 million in the third quarter of 2023.

Credit facilitation service income increased by 61.2% from RMB1,666 million in the third quarter of 2022 to RMB2,686 million in the third quarter of 2023. The increase was driven by the increases in loan facilitation and servicing fees-credit oriented and guarantee income, partially offset by the decrease in financing income.

Loan facilitation and servicing fees-credit oriented increased by 115% from RMB714 million in the third quarter of 2022 to RMB1,533 million in the third quarter of 2023. The increase was primarily due to the increase in off-balance sheet loans originated under the credit-oriented model, as well as better control over the early repayment behaviors.

Guarantee income increased by 55.8% from RMB410 million in the third quarter of 2022 to RMB639 million in the third quarter of 2023. The increase was primarily driven by the increase in loan originations and the increase of outstanding balances in the off-balance sheet loans funded by certain institutional funding partners, which are accounted for under ASC 460, Guarantees.

Financing income decreased by 5.2% from RMB542 million in the third quarter of 2022 to RMB514 million in the third quarter of 2023. The decrease was primarily due to the decrease in the origination of on-balance sheet loans.

Tech-empowerment service income decreased by 9.2% from RMB500 million in the third quarter of 2022 to RMB454 million in the third quarter of 2023. The decrease was primarily due to the decrease in APR of loans originated, as well as the decrease of loan facilitation volume under the profit-sharing model within tech-empowerment service as compared to the third quarter of 2022.

Installment e-commerce platform service income decreased by 29.6% from RMB525 million in the third quarter of 2022 to RMB369 million in the third quarter of 2023. The decrease was primarily due to the decrease in transaction volume in the third quarter of 2023.

Cost of sales decreased by 32.2% from RMB531 million in the third quarter of 2022 to RMB360 million in the third quarter of 2023, which was consistent with the decrease in installment e-commerce platform service income.

Funding cost decreased by 12.0% from RMB150 million in the third quarter of 2022 to RMB132 million in the third quarter of 2023, which was consistent with the decrease in financing income.

Processing and servicing costs decreased by 5.6% from RMB472 million in the third quarter of 2022 to RMB446 million in the third quarter of 2023. This decrease was primarily due to a decrease in risk management and collection expenses.

Provision for financing receivables was RMB162 million for the third quarter of 2023, as compared to RMB126 million for the third quarter of 2022. The lifetime expected credit losses recognized is estimated based on the most recent performance in relation to the Company's on-balance sheet loans, taking into consideration the forward-looking factors.

Provision for contract assets and receivables was RMB159 million in the third quarter of 2023, as compared to RMB133 million in the third quarter of 2022. The increase was primarily due to the significant increase in loan facilitations and servicing fees in the third quarter of 2023.

Provision for contingent guarantee liabilities was RMB894 million in the third quarter of 2023, as compared to RMB382 million in the third quarter of 2022. The increase was primarily due to the increase in loan origination of the off-balance sheet loans funded by certain institutional funding partners, which are accounted for under ASC 460, Guarantees.

Gross profit increased by 51.2% from RMB897 million in the third quarter of 2022 to RMB1,356 million in the third quarter of 2023.

Sales and marketing expenses decreased by 3.3% from RMB425 million in the third quarter of 2022 to RMB411 million in the third quarter of 2023, primarily as a result of the decrease of salaries and personnel related costs for the sales employees.

Research and development expenses decreased by 9.9% from RMB141 million in the third quarter of 2022 to RMB127 million in the third quarter of 2023, primarily as a result of the Company’s improved efficiency.

General and administrative expenses decreased by 18.1% from RMB104 million in the third quarter of 2022 to RMB85.5 million in the third quarter of 2023, primarily as a result of the Company’s expense control measures.

Change in fair value of financial guarantee derivatives and loans at fair value was a loss of RMB246 million in the third quarter of 2023, as compared to a gain of RMB122 million in the third quarter of 2022. The change in fair value was primarily due to the re-measurement of the expected loss rates and changes in the balances of the underlying outstanding off-balance sheet loans at the balance sheet date, partially offset by the fair value gains realized as a result of the release of guarantee obligation.

Income tax expense increased by 63.0% from RMB70.8 million in the third quarter of 2022 to RMB115 million in the third quarter of 2023. The increase in income tax expense was primarily due to the increase in the income before income tax expense in the third quarter of 2023

Net income increased by 34.4% from RMB276 million in the third quarter of 2022 to RMB371 million in the third quarter of 2023.

Outlook

Based on the Company’s preliminary assessment of the current market conditions and the prudent business approach due to the weak consumption recovery, the company reaffirms the earlier guidance of annual GMV amount of RMB245-255 billion, which represents 20-25% year over year growth.

These estimates reflect the Company's current expectation, which is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 09:00 PM U.S. Eastern time on November 22, 2023 (10:00 AM Beijing/Hong Kong time on November 23, 2023).

Participants who wish to join the conference call should register online at:

https://register.vevent.com/register/BI2c6fa8eac52f4506a481efaf8b7d10f7

Once registration is completed, each participant will receive the dial-in number and a unique access PIN for the conference call.

Participants joining the conference call should dial in at least 10 minutes before the scheduled start time.

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.lexin.com.

About LexinFintech Holdings Ltd.

We are a leading credit technology-empowered personal financial service enabler. Our mission is to use technology and risk management expertise to make financing more accessible for young generation consumers. We strive to achieve this mission by connecting consumers with financial institutions, where we facilitate through a unique model that includes online and offline channels, installment consumption platform, big data and AI driven credit risk management capabilities, as well as smart user and loan management systems. We also empower financial institutions by providing cutting-edge proprietary technology solutions to meet their needs of financial digital transformation.

For more information, please visit http://ir.lexin.com.

To follow us on Twitter, please go to: https://twitter.com/LexinFintech.

Use of Non-GAAP Financial Measures Statement

In evaluating our business, we consider and use adjusted net income attributable to ordinary shareholders of the Company, non-GAAP EBIT, adjusted net income per ordinary share and per ADS attributable to ordinary shareholders of the Company, four non-GAAP measures, as supplemental measures to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net income attributable to ordinary shareholders of the Company as net income attributable to ordinary shareholders of the Company excluding share-based compensation expenses, interest expense associated with convertible notes, and investment (loss)/income and we define non-GAAP EBIT as net income excluding income tax expense, share-based compensation expenses, interest expense, net, and investment (loss)/income.

We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Adjusted net income attributable to ordinary shareholders of the Company enables our management to assess our operating results without considering the impact of share-based compensation expenses, interest expense associated with convertible notes, and investment (loss)/income. Non-GAAP EBIT, on the other hand, enables our management to assess our operating results without considering the impact of income tax expense, share-based compensation expenses, interest expense, net, and investment (loss)/income. We also believe that the use of these non-GAAP financial measures facilitates investors’ assessment of our operating performance. These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP.

These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using adjusted net income attributable to ordinary shareholders of the Company and non-GAAP EBIT is that they do not reflect all items of income and expense that affect our operations. Share-based compensation expenses, interest expense associated with convertible notes, income tax expense, interest expense, net, and investment (loss)/income have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted net income attributable to ordinary shareholders of the Company and non-GAAP EBIT. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling each of the non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.2960 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on September 29, 2023. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Lexin’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, business outlook and quotations from management in this announcement, contain forward-looking statements. Lexin may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Lexin’s goal and strategies; Lexin’s expansion plans; Lexin’s future business development, financial condition and results of operations; Lexin’s expectation regarding demand for, and market acceptance of, its credit and investment management products; Lexin’s expectations regarding keeping and strengthening its relationship with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Lexin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Lexin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

LexinFintech Holdings Ltd.

IR inquiries:

Mandy Dong

Tel: +86 (755) 3637-8888 ext. 6258

E-mail: Mandydong@lexin.com

Media inquiries:

Limin Chen

Tel: +86 (755) 3637-8888 ext. 6993

E-mail: liminchen@lexin.com

SOURCE LexinFintech Holdings Ltd.

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Balance Sheets

	As of
(In thousands)	December 31, 2022	September 30, 2023
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	1,494,150	2,527,065	346,363
Restricted cash	1,267,512	1,502,659	205,957
Restricted term deposit and short-term investments	1,331,858	804,439	110,258
Short-term financing receivables, net(1)(2)	6,397,920	4,295,020	588,681
Short-term contract assets and receivables, net(1)(2)	3,894,175	5,531,882	758,208
Deposits to insurance companies and guarantee companies	2,249,022	2,406,041	329,775
Prepayments and other current assets(2)	1,086,952	1,447,589	198,409
Amounts due from related parties	6,602	7,143	979
Inventories, net	53,917	57,284	7,851
Total Current Assets	17,782,108	18,579,122	2,546,481
Non-current Assets
Restricted cash	168,521	144,728	19,837
Long-term financing receivables, net(1)	460,325	302,201	41,420
Long-term contract assets and receivables, net(1)(2)	605,051	682,044	93,482
Property, equipment and software, net	284,593	428,024	58,666
Land use rights, net	931,667	905,867	124,159
Long‑term investments	348,376	348,065	47,706
Deferred tax assets	1,141,761	1,155,109	158,321
Other assets	1,048,301	1,162,690	159,360
Total Non-current Assets	4,988,595	5,128,728	702,951
TOTAL ASSETS	22,770,703	23,707,850	3,249,432

LIABILITIES
Current liabilities
Accounts payable	25,970	14,533	1,992
Amounts due to related parties	4,669	2,521	346
Short‑term borrowings	1,168,046	814,923	111,694
Short‑term funding debts	4,385,253	3,726,246	510,725
Deferred guarantee income	894,858	1,477,746	202,542
Contingent guarantee liabilities	882,107	1,630,413	223,467
Accruals and other current liabilities(2)	3,057,469	4,044,360	554,326
Convertible notes	2,063,545	905,676	124,133
Total Current Liabilities	12,481,917	12,616,418	1,729,225
Non-current Liabilities
Long-term borrowings	150,430	524,270	71,857
Long‑term funding debts	1,334,105	676,076	92,664
Deferred tax liabilities	52,559	68,140	9,339
Other long-term liabilities	102,941	51,043	6,996
Total Non-current Liabilities	1,640,035	1,319,529	180,856
TOTAL LIABILITIES	14,121,952	13,935,947	1,910,081
Shareholders’ equity:
Class A Ordinary Shares	191	192	29
Class B Ordinary Shares	47	47	8
Treasury stock	(328,764)	(328,764)	(45,061)
Additional paid-in capital	3,081,254	3,171,101	434,631
Statutory reserves	1,022,592	1,022,592	140,158
Accumulated other comprehensive income	(20,842)	(41,386)	(5,672)
Retained earnings	4,894,273	5,948,121	815,258
Total shareholders’ equity	8,648,751	9,771,903	1,339,351
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	22,770,703	23,707,850	3,249,432

__________________________

(1) Short-term financing receivables, net of allowance for credit losses of RMB184,187 and RMB72,468 as of December 31, 2022 and September 30, 2023, respectively.

Short-term contract assets and receivables, net of allowance for credit losses of RMB216,850 and RMB361,581 as of December 31, 2022 and September 30, 2023, respectively.

Long-term financing receivables, net of allowance for credit losses of RMB13,220 and RMB1,645 as of December 31, 2022 and September 30, 2023, respectively.

Long-term contract assets and receivables, net of allowance for credit losses of RMB52,742 and RMB73,130 as of December 31, 2022 and September 30, 2023, respectively.

(2) Starting from the fourth quarter of 2022, we updated the presentation of our Condensed Consolidated Balance Sheets, to provide more relevant and clear information. We also revised the presentation in comparative periods to conform to the current classification.

Accrued interest receivable is included in Short-term financing receivables.

Guarantee receivables and Contract assets and service fees receivable are combined as Contract assets and receivables.

Prepaid expenses and other current assets and Loan at fair value are combined as Prepayments and other current assets.

Accrued interest payable and Accrued expenses and other current liabilities are combined as Accruals and other current liabilities.

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statements of Operations

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
(In thousands, except for share and per share data)	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Operating revenue:
Credit facilitation service income(3)	1,665,652	2,685,574	368,089	4,000,300	6,939,100	951,083
Loan facilitation and servicing fees-credit oriented	714,102	1,533,203	210,143	1,637,287	3,443,293	471,943
Guarantee income	409,842	638,595	87,527	953,518	1,809,862	248,062
Financing income(3)	541,708	513,776	70,419	1,409,495	1,685,945	231,078
Tech-empowerment service income(3)	499,699	453,944	62,218	1,433,174	1,213,571	166,334
Installment e-commerce platform service income(3)	524,986	369,417	50,633	1,382,071	1,394,975	191,197
Total operating revenue	2,690,337	3,508,935	480,940	6,815,545	9,547,646	1,308,614
Operating cost
Cost of sales	(530,685)	(359,683)	(49,299)	(1,410,265)	(1,291,547)	(177,021)
Funding cost	(149,545)	(131,640)	(18,043)	(371,694)	(437,674)	(59,988)
Processing and servicing cost	(472,261)	(445,845)	(61,108)	(1,408,357)	(1,420,946)	(194,757)
Provision for financing receivables	(126,214)	(161,807)	(22,177)	(290,962)	(446,586)	(61,210)
Provision for contract assets and receivables	(132,678)	(159,443)	(21,853)	(333,896)	(426,631)	(58,475)
Provision for contingent guarantee liabilities	(381,697)	(894,174)	(122,557)	(1,009,013)	(2,269,269)	(311,029)
Total operating cost	(1,793,080)	(2,152,592)	(295,037)	(4,824,187)	(6,292,653)	(862,480)
Gross profit	897,257	1,356,343	185,903	1,991,358	3,254,993	446,134
Operating expenses:
Sales and marketing expenses	(424,544)	(410,651)	(56,284)	(1,262,441)	(1,303,728)	(178,691)
Research and development expenses	(140,560)	(126,582)	(17,350)	(447,595)	(377,447)	(51,733)
General and administrative expenses	(104,389)	(85,526)	(11,722)	(334,513)	(279,082)	(38,251)
Total operating expenses	(669,493)	(622,759)	(85,356)	(2,044,549)	(1,960,257)	(268,675)
Change in fair value of financial guarantee derivatives and loans at fair value	121,776	(245,568)	(33,658)	689,196	41,158	5,641
Interest expense, net	(16,202)	(14,354)	(1,967)	(47,449)	(40,238)	(5,515)
Investment (loss)/income	(3,027)	(568)	(78)	4,479	(1,107)	(152)
Others, net	16,210	13,010	1,783	61,929	29,866	4,093
Income before income tax expense	346,521	486,104	66,627	654,964	1,324,415	181,526
Income tax expense	(70,828)	(115,479)	(15,828)	(130,338)	(270,567)	(37,084)
Net income	275,693	370,625	50,799	524,626	1,053,848	144,442
Less: net income attributable to non-controlling interests	231	-	-	6,290	-	-
Net income attributable to ordinary shareholders of the Company	275,462	370,625	50,799	518,336	1,053,848	144,442

Net income per ordinary share attributable to ordinary shareholders of the Company
Basic	0.82	1.13	0.15	1.49	3.21	0.44
Diluted	0.75	1.10	0.15	1.40	3.06	0.42

Net income per ADS attributable to ordinary shareholders of the Company
Basic	1.64	2.25	0.31	2.97	6.42	0.88
Diluted	1.51	2.20	0.30	2.81	6.12	0.84

Weighted average ordinary shares outstanding
Basic	336,900,544	328,993,585	328,993,585	348,868,793	328,524,266	328,524,266
Diluted	381,524,186	355,221,352	355,221,352	393,605,236	364,767,295	364,767,295

__________________________

(3) Starting from the fourth quarter of 2022, we updated the descriptions of three categories of our revenue streams as Credit facilitation service income, Tech-empowerment service income, and Installment e-commerce platform service income, to provide more relevant and clear information. We also revised the revenue presentation in comparative periods to conform to the current classification.

Credit facilitation service income was previously reported as “Credit-Driven Platform Services” before the change of presentation.

Financing income was previously reported as “Interest and financial services income and other revenues” before the change of presentation.

Tech-empowerment service income was previously reported as “Technology-Driven Platform Services” before the change of presentation.

Installment e-commerce platform service income was previously reported as “New consumption-driven, location-based services” before the change of presentation.

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
(In thousands)	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Net income	275,693	370,625	50,799	524,626	1,053,848	144,442
Other comprehensive income
Foreign currency translation adjustment, net of nil tax	(25,170)	38	5	(44,777)	(20,544)	(2,816)
Total comprehensive income	250,523	370,663	50,804	479,849	1,033,304	141,626
Less: net income attributable to non-controlling interests	231	-	-	6,290	-	-
Total comprehensive income attributable to ordinary shareholders of the Company	250,292	370,663	50,804	473,559	1,033,304	141,626

LexinFintech Holdings Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
(In thousands, except for share and per share data)	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Adjusted net income attributable to ordinary shareholders of the Company to Net income attributable to ordinary shareholders of the Company
Net income attributable to ordinary shareholders of the Company	275,462	370,625	50,799	518,336	1,053,848	144,442
Add: Share-based compensation expenses	39,963	26,237	3,596	119,781	84,893	11,636
Interest expense associated with convertible notes	12,044	19,791	2,713	34,454	61,864	8,479
Investment loss/(income)	3,027	568	78	(4,479)	1,107	152
Adjusted net income attributable to ordinary shareholders of the Company	330,496	417,221	57,186	668,092	1,201,712	164,709

Adjusted net income per ordinary share attributable to ordinary shareholders of the Company
Basic	0.98	1.27	0.17	1.92	3.66	0.50
Diluted	0.87	1.17	0.16	1.70	3.29	0.45

Adjusted net income per ADS attributable to ordinary shareholders of the Company
Basic	1.96	2.54	0.35	3.83	7.32	1.00
Diluted	1.73	2.35	0.32	3.39	6.59	0.90

Weighted average number of ordinary shares outstanding attributable to ordinary shareholders of the Company
Basic	336,900,544	328,993,585	328,993,585	348,868,793	328,524,266	328,524,266
Diluted	381,524,186	355,221,352	355,221,352	393,605,236	364,767,295	364,767,295

Reconciliations of Non-GAAP EBIT to Net income
Net income	275,693	370,625	50,799	524,626	1,053,848	144,442
Add: Income tax expense	70,828	115,479	15,828	130,338	270,567	37,084
Share-based compensation expenses	39,963	26,237	3,596	119,781	84,893	11,636
Interest expense, net	16,202	14,354	1,967	47,449	40,238	5,515
Investment loss/(income)	3,027	568	78	(4,479)	1,107	152
Non-GAAP EBIT	405,713	527,263	72,268	817,715	1,450,653	198,829

Additional Credit Information

Vintage Charge Off Curve

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Dpd30+/GMV by Performance Windows

9.00%
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First Payment Default 30+